SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F :	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No :	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward-looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 19 January 2006

* Print the name and title of the signing officer under his signature.

Media Release

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 19 January 2006

Bob Edgar to head ANZ’s Asian expansion

ANZ today announced that Dr Bob Edgar, Senior Managing Director will be responsible for ANZ in Asia-Pacific and the Asian regional expansion program, as part of his existing responsibilities for ANZ’s strategic growth agenda.

Dr Edgar has extensive experience in Asia including responsibility for ANZ’s former businesses in South Asia and for Institutional Banking globally. Dr Edgar also led the initial development of ANZ’s relationship with PT Panin Bank in Indonesia.

This move follows Elmer Funke Kupper’s decision to leave the Group to pursue a career outside banking.

The Asia Pacific senior executive team reporting to Dr Edgar is unchanged and includes:

•                  Mr Mike Guerin, Managing Director Pacific, who is responsible for ANZ’s network in 11 countries in the Pacific

•                  Mr David Hornery, Managing Director Asia, who is responsible for ANZ’s network in 12 countries in Asia. Mr Hornery also has responsibility for Institutional Banking in Asia reporting to Mr Steve Targett, Group Managing Director Institutional.

•                  Mr Owen Wilson, Managing Director International Partnerships, who is responsible for developing partnerships with local banks across Asia.

Commenting on the changes, ANZ Chief Executive Officer Mr John McFarlane said: “In recent years we have established real momentum in our businesses outside Australia.

“We now have the leading position in New Zealand and the Pacific, and we have the largest Asian network of the Australian banks. Our business in Asia is growing strongly and we have recently established new partnerships in China, Cambodia, The Philippines and Vietnam in addition to Panin Bank in Indonesia.

“Bob has both the experience and seniority necessary to accelerate our already significant momentum in Asia-Pacific.

“Elmer has contributed to the Group in a number of senior roles, and I wish him well with the next stage of his career,” Mr McFarlane said.

Dr Edgar’s Asia Pacific responsibilities are effective immediately.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522